UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

19 November 2015

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited held in Perth, Australia on 19 November 2015 and BHP Billiton Plc held in London, United Kingdom on 22 October 2015.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. With the exception of resolutions 10, 11 and 12 which are Class Rights Actions each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom’s Companies Act 2006 is provided in Appendix 2.

A copy of the resolutions passed including those constituting special business (being resolutions 10 to 14) at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

The poll results for BHP Billiton Limited and BHP Billiton Plc in respect of resolutions 1 to 9 and 13 to 25 are as follows:

	Business	Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

1	To receive the 2015 Financial Statements and Reports for BHP Billiton (an ordinary resolution)	2,842,265,923	26,390,155	2,868,656,078	37,593,331	CARRIED
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)	2,861,984,117	30,110,666	2,892,094,783	14,153,391	CARRIED
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)	2,880,829,456	10,850,998	2,891,680,454	14,546,583	CARRIED
4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	2,846,891,298	44,966,080	2,891,857,378	14,378,824	CARRIED
5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)	2,840,889,227	50,715,368	2,891,604,595	14,625,955	CARRIED
6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)	2,871,526,617	16,967,549	2,888,494,166	17,754,506	CARRIED
7	To approve the 2015 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)	2,778,039,974	90,634,918	2,868,674,892	37,048,394	CARRIED
8	To approve the 2015 Remuneration Report (a non-binding ordinary resolution)	2,775,681,606	92,642,736	2,868,324,342	37,358,354	CARRIED
9	To approve grants to Andrew Mackenzie (an ordinary resolution)	2,760,529,365	122,661,052	2,883,190,417	23,036,494	CARRIED

	Business	Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

13	To approve the amendments to the BHP Billiton Limited Constitution for Simultaneous General Meetings (a special resolution)	2,885,396,857	4,796,472	2,890,193,329	15,965,995	CARRIED
14	To approve the amendments to the BHP Billiton Plc Articles of Association for Simultaneous General Meetings (a special resolution)	2,886,219,954	3,908,429	2,890,128,383	16,074,839	CARRIED
15	To elect Anita Frew as a Director of BHP Billiton (an ordinary resolution)	2,884,685,378	6,489,583	2,891,174,961	15,079,899	CARRIED
16	To re-elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)	2,883,628,442	7,967,475	2,891,595,917	14,659,334	CARRIED
17	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)	2,882,956,244	8,752,138	2,891,708,382	14,573,682	CARRIED
18	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)	2,885,570,992	6,046,290	2,891,617,282	14,644,344	CARRIED
19	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)	2,882,929,067	9,094,951	2,892,024,018	14,233,959	CARRIED
20	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)	2,885,175,676	6,815,760	2,891,991,436	14,275,373	CARRIED
21	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)	2,859,845,260	31,917,307	2,891,762,567	14,494,136	CARRIED
22	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)	2,883,025,631	8,468,161	2,891,493,792	14,767,715	CARRIED

	Business	Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

23	To re-elect John Schubert as a Director of BHP Billiton (an ordinary resolution)	2,823,768,929	67,178,255	2,890,947,184	15,313,410	CARRIED
24	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)	2,882,978,622	8,484,729	2,891,463,351	14,796,215	CARRIED
25	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)	2,878,223,321	13,485,293	2,891,708,614	14,552,795	CARRIED

The poll results for BHP Billiton Limited and BHP Billiton Plc in respect of resolutions 10 to 12, which were Class Rights Actions and were therefore required to be voted on and approved separately by BHP Billiton Limited and BHP Billiton Plc shareholders, are as follows:

	Business		Votes For	Votes Against	Total Votes Cast	Votes Abstained	Result

10	To approve the amendments to the BHP Billiton Limited Constitution for the DLC Dividend Share (a special resolution)	BHP Billiton Limited	1,434,778,160	33,895,811	1,468,673,971	12,517,326	CARRIED
		BHP Billiton Plc	1,420,179,787	445,163	1,420,624,950	4,464,446	CARRIED
11	To approve the amendments to the BHP Billiton Plc Articles of Association for the DLC Dividend Share (a special resolution)	BHP Billiton Limited	1,434,329,196	34,178,664	1,468,507,860	12,678,388	CARRIED
		BHP Billiton Plc	1,420,174,888	442,301	1,420,617,189	4,472,207	CARRIED
12	To approve the amendments to the DLC Structure Sharing Agreement for the DLC Dividend Share (a special resolution)	BHP Billiton Limited	1,434,129,055	34,389,367	1,468,518,422	12,672,688	CARRIED
		BHP Billiton Plc	1,420,145,600	455,794	1,420,601,394	4,487,602	CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	To receive the 2015 Financial Statements and Reports for BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,446,903,833	1,409,071,690

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,399,419,012	1,387,637,267
¿	was to vote against the resolution	5,072,571	21,237,434
¿	was to abstain on the resolution	32,602,452	4,972,147
¿	may vote at the proxy’s discretion	42,412,250	196,989

2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,799,866	1,409,629,186

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,419,060,209	1,387,640,117
¿	was to vote against the resolution	8,302,645	21,789,643
¿	was to abstain on the resolution	9,705,280	4,414,555
¿	may vote at the proxy’s discretion	42,437,012	199,426

3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,413,073	1,409,610,025

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,418,979,314	1,406,778,376
¿	was to vote against the resolution	7,972,607	2,631,473
¿	was to abstain on the resolution	10,077,935	4,433,717
¿	may vote at the proxy’s discretion	42,461,152	200,176

		Limited	Plc

4	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,480,121	1,409,717,241

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,418,458,375	1,373,057,417
¿	was to vote against the resolution	8,380,846	36,459,436
¿	was to abstain on the resolution	10,024,245	4,326,502
¿	may vote at the proxy’s discretion	42,640,900	200,388

5	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,154,482	1,409,786,358

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,418,755,020	1,366,589,315
¿	was to vote against the resolution	7,579,293	43,003,931
¿	was to abstain on the resolution	10,343,568	4,257,385
¿	may vote at the proxy’s discretion	42,820,169	193,112

6	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,466,215,527	1,409,765,126

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,419,613,758	1,396,492,171
¿	was to vote against the resolution	3,856,849	13,074,502
¿	was to abstain on the resolution	13,301,274	4,275,317
¿	may vote at the proxy’s discretion	42,744,920	198,453

7	To approve the 2015 Remuneration Report other than the part containing the Directors’ remuneration policy (a non-binding ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,459,971,994	1,396,740,517

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,375,802,531	1,348,357,566
¿	was to vote against the resolution	42,270,489	48,193,360
¿	was to abstain on the resolution	19,515,342	17,420,969
¿	may vote at the proxy’s discretion	41,898,974	189,591

		Limited	Plc
8	To approve the 2015 Remuneration Report (a non-binding ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,459,657,831	1,396,702,156

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,369,456,891	1,352,453,913
¿	was to vote against the resolution	48,392,446	44,058,499
¿	was to abstain on the resolution	19,791,990	17,456,755
¿	may vote at the proxy’s discretion	41,808,494	189,744

9	To approve grants to Andrew Mackenzie (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,465,856,118	1,404,675,312

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,365,227,568	1,353,186,745
¿	was to vote against the resolution	59,070,927	51,292,482
¿	was to abstain on the resolution	13,617,021	9,368,430
¿	may vote at the proxy’s discretion	41,557,623	196,085

10	To approve the amendments to the BHP Billiton Limited Constitution for the DLC Dividend Share (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,467,050,928	1,409,579,297

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,392,762,748	1,408,932,681
¿	was to vote against the resolution	33,846,748	444,163
¿	was to abstain on the resolution	12,475,992	4,464,446
¿	may vote at the proxy’s discretion	40,441,432	202,453

		Limited	Plc

11	To approve the amendments to the BHP Billiton Plc Articles of Association for the DLC Dividend Share (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,466,884,817	1,409,571,536

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,392,201,896	1,408,927,957
¿	was to vote against the resolution	34,129,601	441,301
¿	was to abstain on the resolution	12,637,054	4,472,207
¿	may vote at the proxy’s discretion	40,553,320	202,278

12	To approve the amendments to the DLC Structure Sharing Agreement for the DLC Dividend Share (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,466,897,779	1,409,556,141

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,392,096,184	1,408,898,718
¿	was to vote against the resolution	34,340,846	454,794
¿	was to abstain on the resolution	12,631,354	4,487,602
¿	may vote at the proxy’s discretion	40,460,749	202,629

13	To approve the amendments to the BHP Billiton Limited Constitution for Simultaneous General Meetings (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,467,807,959	1,409,693,885

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,420,739,378	1,409,136,189
¿	was to vote against the resolution	4,420,144	355,225
¿	was to abstain on the resolution	11,598,792	4,349,858
¿	may vote at the proxy’s discretion	42,648,437	202,471

14	To approve the amendments to the BHP Billiton Plc Articles of Association for Simultaneous General Meetings (a special resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,467,723,052	1,409,717,614

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,421,103,903	1,409,177,757
¿	was to vote against the resolution	3,547,522	338,904
¿	was to abstain on the resolution	11,728,265	4,326,129
¿	may vote at the proxy’s discretion	43,071,627	200,953

		Limited	Plc
15	To elect Anita Frew as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,468,899,389	1,409,597,123

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,420,202,932	1,408,947,386
¿	was to vote against the resolution	6,007,033	455,455
¿	was to abstain on the resolution	10,621,721	4,446,620
¿	may vote at the proxy’s discretion	42,689,424	194,282

16	To re-elect Malcolm Brinded as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,263,624	1,409,648,844

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,421,630,840	1,406,541,201
¿	was to vote against the resolution	4,878,420	2,906,260
¿	was to abstain on the resolution	10,257,877	4,394,899
¿	may vote at the proxy’s discretion	42,754,364	201,383

17	To re-elect Malcolm Broomhead as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,356,057	1,409,649,494

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,420,730,900	1,406,842,913
¿	was to vote against the resolution	5,976,595	2,604,673
¿	was to abstain on the resolution	10,171,977	4,394,249
¿	may vote at the proxy’s discretion	42,648,562	201,908

18	To re-elect Pat Davies as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,296,203	1,409,640,231

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,422,020,732	1,408,243,035
¿	was to vote against the resolution	4,667,405	1,195,113
¿	was to abstain on the resolution	10,233,798	4,403,512
¿	may vote at the proxy’s discretion	42,608,066	202,083

		Limited	Plc
19	To re-elect Carolyn Hewson as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,689,276	1,409,654,694

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,420,510,885	1,407,160,279
¿	was to vote against the resolution	6,629,239	2,293,100
¿	was to abstain on the resolution	9,837,876	4,389,049
¿	may vote at the proxy’s discretion	42,549,152	201,315

20	To re-elect Andrew Mackenzie as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,553,270	1,409,748,918

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,421,496,785	1,408,300,379
¿	was to vote against the resolution	5,386,888	1,252,811
¿	was to abstain on the resolution	9,974,894	4,294,825
¿	may vote at the proxy’s discretion	42,669,597	195,728

21	To re-elect Lindsay Maxsted as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,442,312	1,409,648,797

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,405,259,627	1,399,074,678
¿	was to vote against the resolution	21,363,334	10,373,436
¿	was to abstain on the resolution	10,083,223	4,394,945
¿	may vote at the proxy’s discretion	42,819,351	200,683

		Limited	Plc

22	To re-elect Wayne Murdy as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,301,958	1,409,520,220

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,420,590,327	1,406,912,387
¿	was to vote against the resolution	5,862,463	2,407,250
¿	was to abstain on the resolution	10,228,224	4,523,523
¿	may vote at the proxy’s discretion	42,849,168	200,583

23	To re-elect John Schubert as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,228,360	1,409,041,576

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,409,977,035	1,358,281,466
¿	was to vote against the resolution	16,408,486	50,559,151
¿	was to abstain on the resolution	10,300,510	5,002,166
¿	may vote at the proxy’s discretion	42,842,839	200,959

24	To re-elect Shriti Vadera as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,141,730	1,409,643,580

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,419,520,909	1,408,145,691
¿	was to vote against the resolution	7,010,258	1,308,511
¿	was to abstain on the resolution	10,385,111	4,400,163
¿	may vote at the proxy’s discretion	42,610,563	189,378

25	To re-elect Jac Nasser as a Director of BHP Billiton (an ordinary resolution)
ð	Total number of proxy votes exercisable by all proxies validly appointed	1,469,376,956	1,409,645,400

ð	Total number of proxy votes in respect of which the appointments specified that the proxy -
¿	was to vote for the resolution	1,419,322,469	1,403,548,311
¿	was to vote against the resolution	7,328,879	5,889,024
¿	was to abstain on the resolution	10,153,129	4,398,342
¿	may vote at the proxy’s discretion	42,725,608	208,065

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 22 October 2015) are:

	Item of Business	Votes cast %*
1	To receive the 2015 Financial Statements and Reports for BHP Billiton	67.24%
2	To reappoint KPMG LLP as the auditor of BHP Billiton Plc	67.26%
3	To authorise the Risk and Audit Committee to agree the remuneration of the auditor of BHP Billiton Plc	67.26%
4	To renew the general authority to issue shares in BHP Billiton Plc	67.27%
5	To approve the authority to issue shares in BHP Billiton Plc for cash	67.27%
6	To approve the repurchase of shares in BHP Billiton Plc	67.26%
7	To approve the 2015 Remuneration Report other than the part containing the Directors’ remuneration policy	66.65%
8	To approve the 2015 Remuneration Report	66.65%
9	To approve grants to Andrew Mackenzie	67.03%
10	To approve the amendments to the BHP Billiton Limited Constitution for the DLC Dividend Share	67.26%
11	To approve the amendments to the BHP Billiton Plc Articles of Association for the DLC Dividend Share	67.26%
12	To approve the amendments to the DLC Structure Sharing Agreement for the DLC Dividend Share	67.26%
13	To approve the amendments to the BHP Billiton Limited Constitution for Simultaneous General Meetings	67.27%
14	To approve the amendments to the BHP Billiton Plc Articles of Association for Simultaneous General Meetings	67.27%
15	To elect Anita Frew as a Director of BHP Billiton	67.26%

16	To re-elect Malcolm Brinded as a Director of BHP Billiton	67.27%
17	To re-elect Malcolm Broomhead as a Director of BHP Billiton	67.27%
18	To re-elect Pat Davies as a Director of BHP Billiton	67.27%
19	To re-elect Carolyn Hewson as a Director of BHP Billiton	67.27%
20	To re-elect Andrew Mackenzie as a Director of BHP Billiton	67.27%
21	To re-elect Lindsay Maxsted as a Director of BHP Billiton	67.27%
22	To re-elect Wayne Murdy as a Director of BHP Billiton	67.26%
23	To re-elect John Schubert as a Director of BHP Billiton	67.24%
24	To re-elect Shriti Vadera as a Director of BHP Billiton	67.27%
25	To re-elect Jac Nasser as a Director of BHP Billiton	67.27%

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 to 5 of this announcement.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 19, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary